Exhibit 99.1

376692 PRESS RELEASE The Hague, March 14, 2006

PROPOSAL TO SHAREHOLDERS ON THE COMPOSITION OF AEGON N.V.’s

SUPERVISORY BOARD AND EXECUTIVE BOARD

The Supervisory Board of AEGON N.V. will propose to shareholders at the Annual General Meeting of Shareholders (AGM) on April 25, 2006 to appoint Mr. Cliff Sobel as member of the Supervisory Board for a four-year term.

Mr. Sobel, of American nationality, was Ambassador of the United States to the Netherlands from 2001 to 2005. Prior to that, he was Chairman of Net2Phone, Inc. Mr. Sobel currently serves on the Board of AlpInvest, Millennium Promise (a foundation organized to support the United Nations Millennium Goals) and on NATO’s Mentor’s Board.

In addition, the Supervisory Board will propose to re-appoint Mr. Kees Storm as member of the Supervisory Board for an additional four-year term.

Furthermore, Mr. Peter Voser has decided to step down as member of the Supervisory Board following his nomination as Chief Financial Officer at Royal Dutch/Shell Group of Companies. This will be effective April 25, 2006. The Supervisory Board thanks Mr. Voser for his valuable contribution to AEGON’s development.

The Supervisory Board will also propose to re-appoint Mr. Johan van der Werf as member of the Executive Board for an additional four-year term.

All matters mentioned above are contained in the agenda of the AGM 2006, which is available on AEGON’s corporate website www.aegon.com.

About AEGON N.V.

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

Local Knowledge. Global Power.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
E-mail	ir@aegonusa.com

Website: www.aegon.com

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